

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2010

Mail Stop 3010

By U.S. Mail and facsimile to (617) 208-2968

Mr. Bob Bates, Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, Nevada   89102

RE: Inova Technology, Inc. (formerly Edgetech Services Inc.)
File No. 0-27397
Form 10-K for the years ended April 30, 2006, April 30, 2007 and April 30, 2008

Dear Mr. Bates:

We have completed our review of above the referenced Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant